International Stem Cell Corporation

5950 Priestly Drive

Carlsbad, California 92008

July 9, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Karen Ubell

Re:	International Stem Cell Corporation
Registration Statement on Form S-1 (File No. 333-184493)

Ladies and Gentlemen:

International Stem Cell Corporation (the “Company”) hereby requests that the Commission take appropriate action to make the above-captioned Registration Statement effective at 4:00 p.m. Eastern Time, on Thursday, July 11, 2013, or as soon thereafter as practicable. The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

/s/ Jay Novak
Jay Novak
Chief Financial Officer

cc:	Douglas Rein